ITEM 77 (m):

Large Growth Fund:

FUND REORGANIZATION

On March 20, 2009 the shareholders of the Tamarack Large Cap Growth Fund approved the agreement and plan of reorganization providing for the transfer of assets of the Tamarack Large Cap Growth Fund to the Hennessy Cornerstone Large Growth Fund and the assumption of the liabilities of the Tamarack Large Cap Growth Fund by the Hennessy Cornerstone Large Growth Fund.  The following table illustrates the specifics of the reorganization:

Acquired Fund Net Assets	Shares issued to Shareholders of Acquired Fund	Acquiring Fund Net Assets	Combined Net Assets	Tax Status of Transfer
$51,980,253(1)	7,722,854	—	$51,980,253	Non-taxable

(1)	Includes accumulated realized losses and unrealized depreciation in the amounts of $(13,369,709) and ($16,139,531) respectively.

Select Value Fund:

Add Note 6, renumber subsequent notes:

6).  FUND REORGANIZATION

On March 20, 2009 the shareholders of the Tamarack Value Fund approved the agreement and plan of reorganization providing for the transfer of assets of the Tamarack Value Fund to the Hennessy Select Value Fund and the assumption of the liabilities of the Tamarack Value Fund by the Hennessy Select Value Fund.  The following table illustrates the specifics of the reorganization:

Acquired Fund Net Assets	Shares issued to Shareholders of Acquired Fund	Acquiring Fund Net Assets	Combined Net Assets	Tax Status of Transfer
$106,344,111(1)	7,462,745	—	$106,344,111	Non-taxable

(1) Includes accumulated realized losses and unrealized depreciation in the amounts of $(22,268,596) and ($20,869,681) respectively.